UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

ABINGDON ACQUISITION CORP.

A wholly owned subsidiary of

ROCHE HOLDINGS, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

451731103

(Cusip Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

Jennifer F. Fitchen

Sidley Austin LLP

555 California Street

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on January 10, 2018 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Abingdon Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Ignyta, Inc., a Delaware corporation, at a purchase price of $27.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”). The initial expiration date of the Offer is at 12:00 midnight, Eastern Time, at the end of the day on Wednesday, February 7, 2018, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9, and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The section under the heading “16. Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting after the last paragraph of such section the following new subsection:

“Litigation Related to the Merger.

On January 12, 2018, Plaintiff Wimberly Ventures, LLC (“Plaintiff”) filed a lawsuit captioned Wimberly Ventures, LLC v. Ignyta, Inc., et al., No. 3:18-cv-00082-BEN-BGS, against Ignyta and its directors Jonathan E. Lim, James Bristol, Heinrich Dreismann, Steven Hoerter, Alexander Casdin, and James Freddo (collectively, the “Individual Defendants,” and with Ignyta, “Defendants”) in the United States District Court for the Southern District of California. In its complaint, Plaintiff alleges that Defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act and the SEC Rule 14a-9, and that the Individual Defendants violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Recommendation Statement relating to the Offer, by which Ignyta would be acquired by Parent and Purchaser (the “Proposed Transaction”). Plaintiff’s complaint include demands for, among other things, an injunction preventing defendants from closing the Proposed Transaction, or rescinding the transaction or awarding rescission damages to Plaintiff and other class members if the Proposed Transaction is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Additional lawsuits may be filed against the Company or Purchaser and/or any of their respective parents, affiliates, or directors in connection with the Proposed Transaction.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(iv)	Plaintiff’s original complaint filed by Wimberly Ventures, LLC, on behalf of itself and all others similarly situated, on January 12, 2018, in the United States District Court, Southern District of California.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 19, 2018

ABINGDON ACQUISITION CORP.

By:	/s/ Bruce Resnick

	Name:	Bruce Resnick
	Title:	Vice President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President